FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of March 2004



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.



Attached hereto and incorporated by reference is the following Registrant's press release:

B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the Fourth Quarter and 2003; Dated March 23, 2004.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          B.O.S. Better On-Line Solutions, Ltd.
                                          (Registrant)


                                          By: /s/ Adiv Baruch
                                          -------------------
                                          Adiv Baruch
                                          President and CEO
Dated: March 23, 2004

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND 2003
OPERATING INCOME FROM CONTINUING SEGMENT IN THE FOURTH QUARTER OF 2003.


TERADYON, ISRAEL - March 23, 2004 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today its financial results for the fourth quarter and the year 2003.

Revenues for 2003 were $5.7 million compared to $9.4 million in 2002 a decrease of 39% mainly due to the fact that in 2003 the Company began marketing through a master distributor and not through its subsidiaries.

The Company's research and development plan for 2003 was approved by the Office of the Chief Scientist and as a result the Company recognized $283,000 as a reduction of its R&D costs.

Net loss for the 2003 from the continuing segment was 2.4 million (or -$0.66 per share), compared to a net loss of $243,000 (or -$0.08 per share) for 2002. The net loss of year 2003 includes expenses of $678,000 due to restructuring cost and $840,000 due to impairment of investment in a company.

Total cash and investments were $6.7 million as of December 31, 2003.

FOURTH QUARTER 2003 - CONSOLIDATED STATEMENT OF OPERATION (CONTINUING SEGMENT):

Net loss for the fourth quarter of 2003 from the continuing segment was $680,000 (or -$0.17 per share), compared to a net profit of $122,000 (or $0.04 per share) for the fourth quarter of 2002.
The Company reported cost of $840,000 derived from an impairment of long-term investment in a company. Revenues for the fourth quarter of 2003 were $1.5 million, lower than the fourth quarter of 2002 by 47%, the reduction in comparison to 2002 mainly due to the fact that in 2003 the Company began marketing through a master distributor and not through its subsidiaries.

Gross profit margin for the fourth quarter of 2003 was 74% compared to 76% for the fourth quarter of 2002.

Operation income for the fourth quarter of 2003, excluding restructuring cost totaled $229,000 compared to $142,000 for the fourth quarter of 2002.


Net income from the continuing segment for the fourth quarter of 2003, excluding impairment of investment and restructuring totaled $246,000, compared to net income of $122,000 for the fourth quarter of 2002.

As of January 1, 2003 the Company has been preparing consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Adiv Baruch, B.O.S.' CEO stated:
"Year 2003 took in consideration the slow down that impacted the IT industry and the Telecom sector in particular, We have been able to monitor the expenses of the Company and generate positive cash flow in the fourth quarter, while continuing to support the extensive development of our VOIP products."

Edouard Cukierman the Chairman of the Board stated:
"We are continuing to progress according to our restructuring plan, while the Company generates cash from its operation. We will be able to drive the Company forward with greater focus on marketing and business development."


FOURTH QUARTER AND THE YEAR 2003 - DISCONTINUED SEGMENT

The Company discloses the financial information related to its US subsidiary, Pacific Information Systems, Inc. ("Pacinfo") in accordance with accounting standards for "discontinued operations".

The net loss from the discontinued segment for the fourth quarter of 2003 was $78,000 (or -$0.02 per share) compared to a net loss of $1.35 million for the fourth quarter of 2002 (or -$0.43 per share), and a net earning of $2.0 million (or $0.55 per share) for the year 2003, compared to a net loss of $7.7 million (or -$2.46 per share) for 2002.

Net loss from continuing and discontinued segment for the fourth quarter of 2003 was $758,000 (or -$0.19 per share) compared to net loss a net loss of $1.2 million (or -$0.39 per share) for the fourth quarter of 2002), and a net loss of $396,000 (or -$0.11 per share) for the year 2003, compared to a net loss of $7.9 million (or -$2.54 per share) for 2002.




About B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.
The IP Telephony line (WWW.BOSCOM.COM) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.
The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.
B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).
For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: IR@BOSCOM.COM

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS



                                                   DECEMBER 31,   DECEMBER 31,
                                                       2003          2002
                                                     --------      --------
                                                     ----------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                          $  3,872      $  5,246
  Restricted cash                                           -           700
  Short-term marketable securities                      1,014           768
  Trade receivables                                     1,075         1,523
  Other accounts receivable and prepaid expenses          317           433
  Inventories                                             961           855
                                                     --------      --------

TOTAL CURRENT ASSETS                                    7,239         9,525
                                                     --------      --------

LONG-TERM INVESTMENTS:
  Long term marketable securities                       1,862         2,226
  Long term prepaid expenses                                -            15
  Severance pay funds                                     684           563
  Investment in a company                               3,112         2,042
                                                     --------      --------

TOTAL LONG-TERM INVESTMENTS                             5,658         4,846
                                                     --------      --------


PROPERTY AND EQUIPMENT, NET                               598           965
                                                     --------      --------

GOODWILL                                                  741           741
                                                     --------      --------

ASSETS RELATED TO DISCONTINUED SEGMENTS                   119         1,115
                                                     --------      --------

TOTAL ASSETS                                         $ 14,355      $ 17,192
                                                     ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                     $    464      $  1,044
  Employee and payroll accruals                           404           717
  Deferred revenues                                       378           491
  Accrued and other liabilities                           911         1,293
                                                     --------      --------

TOTAL CURRENT LIABILITIES                               2,157         3,545
                                                     --------      --------

ACCRUED SEVERANCE PAY                                     951           794
                                                     --------      --------


LIABILITIES RELATED TO DISCONTINUED SEGMENTS              374         4,131
                                                     --------      --------

SHAREHOLDERS' EQUITY:
  Share capital                                         4,309         3,690
  Additional paid-in capital                           43,097        41,169
  Accumulated deficit                                 (36,533)      (36,137)
                                                     --------      --------

TOTAL SHAREHOLDERS' EQUITY                             10,873         8,722
                                                     --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 14,355      $ 17,192
                                                     ========      ========


--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                             THREE MONTHS ENDED                     YEAR ENDED
                                                                  DECEMBER 31,                       DECEMBER 31,
                                                         ----------------------------      ----------------------------
                                                             2003             2002             2003              2002
                                                         -----------      -----------      -----------      -----------
                                                         ----------------------------      ----------------------------

Revenues                                                 $     1,526      $     2,891      $     5,728      $     9,441
Cost of revenues                                                 394              700            1,794            2,300
Non recurring royalty reversal                                     -                -             (339)               -
                                                         -----------      -----------      -----------      -----------

Gross profit                                                   1,132            2,191            4,273            7,141
                                                         -----------      -----------      -----------      -----------

Operating expenses:
  Research and development                                       442              626            2,129            2,182
   Less - grants and participation                               (80)               -             (283)               -
  Selling and marketing                                          244              947            2,178            3,705
  General and administrative                                     297              476            1,317            1,697
   Restructuring and related costs                                86                -              678                -
                                                         -----------      -----------      -----------      -----------

Total operating expenses                                         989            2,049            6,019            7,584
                                                         -----------      -----------      -----------      -----------

Operating income (loss)                                          143              142           (1,746)            (443)
Financial income, net                                             27               17              109              295
Other expenses, net                                             (850)             (37)            (795)             (95)
                                                         -----------      -----------      -----------      -----------

Net earning (loss) from continuing segment                      (680)             122           (2,432)            (243)
                                                         -----------      -----------      -----------      -----------

Net earning (loss) related to discontinued segments              (78)          (1,350)           2,036           (7,674)
                                                         -----------      -----------      -----------      -----------

Net loss                                                        (758)          (1,228)            (396)          (7,917)
                                                         ===========      ===========      ===========      ===========
Basic and diluted net earning (loss) per share from
  continuing segment                                     $     (0.17)     $      0.04      $     (0.66)     $     (0.08)
                                                         ===========      ===========      ===========      ===========

Basic net earning (loss) per share from discontinued
  segments                                               $     (0.02)     $     (0.43)     $      0.55      $     (2.46)
                                                         ===========      ===========      ===========      ===========

Diluted net earning (loss) per share from
  discontinued segments                                  $     (0.02)     $     (0.43)     $      0.55      $     (2.46)
                                                         ===========      ===========      ===========      ===========

Basic and diluted net loss per share                     $     (0.19)     $     (0.39)     $     (0.11)     $     (2.54)
                                                         ===========      ===========      ===========      ===========

Weighted average number of shares used in computing
  basic net earning (loss) per share                       3,926,268        3,158,661        3,683,058        3,115,236
                                                         ===========      ===========      ===========      ===========

Weighted average number of shares used in computing
  diluted net earning (loss) per share                     3,926,268        3,158,661        3,718,477        3,115,236
                                                         ===========      ===========      ===========      ===========